UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
 (704) 331-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Chembio Diagnostics, Inc., a Nevada corporation (the “Company” or “Chembio”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 31, 2023, by and among the Company, Parent and Purchaser, the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment No. 5, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The subsection of Item 2 of the Schedule 14D-9 entitled “Tender Offer” is amended as follows by inserting the following new paragraph as the fifth full paragraph on page 2:

The Purchaser was advised by the Depositary and Paying Agent that, as of 6:00 p.m., New York City time, on March 28, 2023, approximately 14,137,808 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 38.5% of the then-outstanding Shares. On March 29, 2023, Purchaser announced an extension of the Expiration Time of the Offer until 6:00 p.m., New York City time, on April 12, 2023, unless further extended or earlier terminated in accordance with the Merger Agreement. The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(E) to the Schedule TO.

Item 8.	Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Extension of the Offer” is amended as follows by inserting the below three paragraphs at the end of this subsection:

On March 29, 2023, Purchaser announced an extension of the Expiration Time of the Offer until one minute after 6:00 p.m., New York City time, on April 12, 2023, unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire 6:00 p.m., New York City time, on March 28, 2023.

Parent and Purchaser expect the Offer will be consummated promptly following the Expiration Time of the Offer (as hereby extended), subject to the satisfaction or waiver of the remaining condition to the consummation of the Offer set forth in the Merger Agreement.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(E) to the Schedule TO.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is amended by inserting the following Exhibit below Exhibit (a)(5)(I) as Exhibit (a)(5)(J):

(a)(5)(J)	Press Release issued by Biosynex SA, dated March 29, 2023 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMBIO DIAGNOSTICS, INC.

By:	/s/ Lawrence J. Steenvoorden
	Name:	Lawrence J. Steenvoorden
	Title:	Chief Financial Officer and Executive Vice President

Dated: March 29, 2023